Exhibit 4(a)

June 25, 2008

Jeffrey M. Jones, Esq.
Durham Jones & Pinegar
111 East Broadway, #900
Salt Lake City, UT 84111

Dear Jeff:

On behalf of Fonix Corporation ("Fonix"), I am writing with respect to the unpaid legal fees and costs billed by Durham Jones & Pinegar ("DJP") to Fonix in connection with general litigation, corporate and certain securities matters (the “General Representation Matters”). The purpose of this letter is to set forth the mutual agreement between Fonix and DJP with respect to payment of DJP's outstanding legal fees for the General Representation Matters, which agreement is as follows:

1.           The total outstanding amount Fonix owes DJP with respect to all unpaid General Representation Matters (and associated costs) billed and unbilled through May 1, 2008, is approximately $352,000 (the "Obligation"). The parties each confirm that the fees, costs and other amounts constituting the Obligation were incurred in connection with General Representation Matters and were not incurred in connection with any capital raising effort by Fonix.

2.           DJP will accept as partial payment of the Obligation the issuance of 624,705,379 shares of Fonix Corporation Class A common stock (the "Payment Shares"). For purposes of this letter agreement, DJP agrees to instruct its broker to sell no more than 20,000,000 of the Payment Shares per day unless authorized by Fonix.  DJP will apply the proceeds from the sales of the Payment Shares, net of commissions and any other charges (the “Net Proceeds”), against the Obligation.  At the end of every month, DJP will provide an accounting of the Net Proceeds and their application against the Obligation. Once the Payment Shares have been sold and if the Obligation is not paid in full, Fonix will issue additional shares to be sold under the same method until the Obligation is paid in full.

3.           The shares of Fonix common stock under the Plan are currently registered under a Registration Statement on Form S-8. A copy of the prospectus forming a part of such registration statement is enclosed herewith. In order to comply with rules and regulations governing the use of Form S-8, the Payment Shares shall be issued to you.  For administrative convenience, the certificates representing the Payment Shares shall be issued in the name of "Wilco," which is the nominee your broker uses with the Depository Trust Corporation.

4.           It is the expectation of Fonix and DJP that all new charges for General Representation Matters will be paid timely either with cash payment or additional issuances of shares of Fonix common stock in the manner described herein, provided that the number of shares, value of the shares and other specific terms of this arrangement will be re-evaluated on a periodic basis based, in part, on the market price of shares of Fonix common stock on the date of such re-evaluation. Notwithstanding the foregoing, Fonix may pay all or any greater part of the remaining Obligation in cash at any time.

Durham Jones & Pineger
June 25, 2008

5.           The parties recognize that DJP has previously rendered legal services to Fonix in connection with Fonix’s capital raising efforts (the “Capital Representation Matters”).  These services are not within the scope of “General Representation Matters” and the fees for Capital Representation Matters have not been included in the amount which is defined above as the “Obligation.”  Fonix will pay fees for present and future Capital Representation Matters by monthly cash payments.  Notwithstanding the foregoing, Fonix may pay all or any greater part of the remaining Obligation in cash at any time.

If this letter accurately sets forth your understanding with respect to the matters set forth herein, please execute this letter in the space provided below and return it to me. If you have any questions regarding this letter, please contact me.

Sincerely,

FONIX CORPORATION,
a Delaware corporation

/s/ Roger D. Dudley
Roger D. Dudley
President, Chief Executive Officer, Chairman

AGREED TO AND ACCEPTED
this 5th day of June, 2008.

DURHAM JONES & PINEGAR, PC,
a Utah professional corporation

By:  /s/_______________________________
Its:  _________________________________